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Metropolitan Life Insurance Company
501 Boylston Street
Boston, Massachusetts 02116

December 8, 2006

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

 Re: Form N-6 Registration Statement for Variable Additional Insurance Options to be Issued through Metropolitan Life Separate Account UL (File No. 333-131664)

Dear Mr. Lamont:

Metropolitan Life Insurance Company (the "Depositor") and Metropolitan Life Separate Account UL (the "Registrant"), acknowledge with respect to the above referenced filing that:

   . Should the Commission or the Staff, acting pursuant to delegated authority, permit the filing to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and

   . The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the filing to go effective pursuant to Rule 485(b)(1)(vii), does not relieve the Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or further comments, please call Mary Thornton at
(202) 383-0698 or Jack Connolly at (617) 578-3031.

Very truly yours,
Metropolitan Life Insurance Company

By: /s/ John E. Connolly, Jr.
    -----------------------------------
    John E. Connolly, Jr., Esq.
    Assistant General Counsel
    Metropolitan Life Insurance Company

Cc: Mary E. Thornton, Partner
    Sutherland Asbill & Brennan LLP